UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 15, 2014

ALBEMARLE CORPORATION

(Exact name of registrant as specified in charter)

Virginia	001-12658	54-1692118
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

451 Florida Street, Baton Rouge, Louisiana	70801
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code: (225) 388-8011

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a- 12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On July 15, 2014, Albemarle Corporation (“Albemarle”) and Rockwood Holdings, Inc. (“Rockwood”) announced that they have entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Albemarle will acquire Rockwood in a cash and stock transaction valued at approximately $6.2 billion.

Under the terms of the transaction, each outstanding share of Rockwood common stock will be exchanged for $50.65 in cash and 0.4803 of a share of Albemarle common stock. The transaction values Rockwood at $85.53 per share, based on the closing price of Albemarle’s shares on July 14, 2014. Upon closing of the transaction, Albemarle shareholders will own approximately 70% of the combined company and Rockwood stockholders will own approximately 30% of the combined company.

The boards of directors of both Albemarle and Rockwood have approved the transaction. The transaction is subject to shareholder and regulatory approvals and other customary closing conditions and is expected to close in the first quarter of 2015.

A copy of the joint press release of Albemarle and Rockwood announcing the execution of the Merger Agreement is filed as Exhibit 99.1 hereto. The joint press release is incorporated herein by reference and the foregoing description of such transaction is qualified in its entirety by reference to such press release.

The information regarding the Merger Agreement required by Item 1.01 of Form 8-K will be filed subsequently in a separate Current Report on Form 8-K.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

99.1	Press release, dated July 15, 2014, issued by the Company.

Forward Looking Statements

Some of the information presented in this report, including, without limitation, statements with respect to the transaction and the anticipated consequences and benefits of the transaction, the targeted close date for the transaction, product development, changes in productivity, market trends, price, expected growth and earnings, cash flow generation, costs and cost synergies, portfolio diversification, economic trends, outlook and all other information relating to matters that are not historical facts may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. There can be no assurance that actual results will not differ materially. Factors that could cause actual results to differ materially include, without limitation: the receipt and timing of necessary regulatory approvals; the ability to finance the transaction; the ability to successfully operate and integrate Rockwood’s operations and realize estimated synergies; changes in economic and business conditions; changes in financial and operating performance of our major customers and industries and markets served by us; the timing of orders received from customers; the gain or loss of significant customers; competition from other manufacturers; changes in the demand for our products; limitations or prohibitions on the manufacture and sale of our products; availability of raw materials; changes in the cost of raw materials and energy; changes in our markets in general; changes in laws and government regulation impacting our operations or our products; the occurrence of claims or litigation; the occurrence of natural disasters; political unrest affecting the global economy; political instability affecting our manufacturing operations or joint ventures; changes in accounting standards; changes in the jurisdictional mix of our earnings and changes in tax laws and rates; volatility and substantial uncertainties in the debt and equity markets; technology or intellectual property infringement; decisions we may make in the future; and the other factors detailed from time to time in the reports we file with the SEC, including those described under “Risk Factors” in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q.

These forward-looking statements speak only as of the date of this communication. Albemarle expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Important Information for Stockholders and Investors

Nothing in this report shall constitute a solicitation to buy or subscribe for or an offer to sell any securities of Albemarle or Rockwood or a solicitation of any vote or approval. In connection with the proposed transaction, Albemarle and Rockwood will file a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission (“SEC”), and Albemarle will file a Registration Statement on Form S-4 with the SEC. STOCKHOLDERS OF EACH COMPANY AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders and investors will be able to obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Albemarle and Rockwood, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the registration statement and joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Albemarle Corporation, 451 Florida Street, Baton Rouge, Louisiana 70801, USA, Attention: Investor Relations, Telephone: +1 225-388-7322, or to Rockwood Holdings, Inc., 100 Overlook Center, Princeton, New Jersey 08540, USA, Attn: Investor Relations, Telephone +1 609-524-1109.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALBEMARLE CORPORATION

Date: July 15, 2014	By:	/s/ Karen G. Narwold
Karen G. Narwold
Senior Vice President, General Counsel, Corporate and Government Affairs, Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit

99.1	Press release, dated July 15, 2014, issued by the Company.